FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.
Exact Name of Registrant as Specified in Charter

0000815018
Registrant CIK Number

Form 8-K, December 21, 2004, Series 2004-WMC3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106982
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: ____________________________

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By:____________________
Name:
Title:

By:____________________
Name: Patrick Fitzsimonds
Title: Associate Director
UBS Investment Bank

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2004-WMC3
Mortgage Pass-Through Certificates

$498,268,000
(APPROXIMATE)

HomEq Servicing Corporation
(MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

November 22, 2004

UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by WMC Mortgage Corporation (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2004-WMC3
Mortgage Pass-Through Certificates
$498,268,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S / M
A-1[5,6]	253,986,000	FLT / SR		Not Offered Hereby		AAA / Aaa
A-2[6]	63,496,000	FLT / SR	2.19 / 2.38	01/05 - 03/11 - 06/19	October 2034	AAA / Aaa
A-3[6]	157,320,000	FLT / SR / SEQ	1.00 / 1.00	01/05 - 09/06 - 09/06	October 2034	AAA / Aaa
A-4[6]	125,700,000	FLT / SR / SEQ	3.00 / 3.00	09/06 - 03/11 - 03/11	October 2034	AAA / Aaa
A-5[6]	23,486,000	FLT / SR / SEQ	6.26 / 8.88	03/11 - 03/11 - 09/19	October 2034	AAA / Aaa
M-1[6,7]	24,651,000	FLT / MEZ	4.63 / 5.09	08/08 - 03/11 - 12/16	October 2034	AA+ / Aa1
M-2[6,7]	23,496,000	FLT / MEZ	4.52 / 4.96	06/08 - 03/11 - 04/16	October 2034	AA / Aa2
M-3[6,7]	14,252,000	FLT / MEZ	4.45 / 4.88	05/08 - 03/11 - 09/15	October 2034	AA- / Aa3
M-4[6,7]	13,481,000	FLT / MEZ	4.42 / 4.82	04/08 - 03/11 - 03/15	October 2034	A+ / A1
M-5[6,7]	12,326,000	FLT / MEZ	4.39 / 4.77	03/08 - 03/11 - 10/14	October 2034	A / A2
M-6[6,7]	10,785,000	FLT / MEZ	4.37 / 4.71	03/08 - 03/11 - 03/14	October 2034	A- / A3
M-7[6,7]	7,704,000	FLT / MEZ	4.35 / 4.65	02/08 - 03/11 - 08/13	October 2034	BBB+ / Baa1
M-8[6,7]	7,704,000	FLT / MEZ	4.33 / 4.58	02/08 - 03/11 - 02/13	October 2034	BBB / Baa2
M-9[6,7]	7,704,000	FLT / MEZ	4.33 / 4.50	02/08 - 03/11 - 07/12	October 2034	BBB- / Baa3
M-10[6,7]	6,163,000	FLT / MEZ	4.31 / 4.35	01/08 - 03/11 - 10/11	October 2034	BBB- / NR
M-11[5,6,7]	8,089,000	FLT / MEZ		Not Offered Hereby		BB+ / NR

Notes:

(1) The Class A-1 and Class A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-3, Class A-4, and Class A-5 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M Certificates are backed by all the mortgage loans

(2) The Class A and Class M Certificates will be subject to a Net WAC Rate Cap as described herein

(3) The Approximate Size is subject to a permitted variance of plus or minus 10%

(4) See the Pricing Speed below

(5) The Class A-1 and Class M-11 Certificates are not offered hereby

(6) After the Optional Termination Date, the margin on each of the Class A Certificates will increase to 2.0x their initial margin and the margin on each of the Class M Certificates will increase to 1.5x their initial margin

(7) The Class M Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR increasing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.

Transaction Highlights

- The Mortgage Loans consist of subprime fixed and adjustable rate, fully-amortizing, balloon, interest-only, first and second lien residential Mortgage Loans originated by WMC Mortgage Corporation.
- The transaction consists of a Senior / Mezz / OC structure.
- The Credit Enhancement for the Certificates will be provided through Subordination, Overcollateralization of 1.30% of the mortgage balance as of the Cut-off Date, and Excess Spread.
- The Mortgage Loans will be serviced by HomEq Servicing Corporation ("HomEq"). As a primary residential servicer of subprime mortgage loans, HomEq is rated SQ1 (Moody's), RPS1 (Fitch), and Strong/Stable (S&P).
- None of the Mortgage Loans will be covered by Mortgage Insurance.
- None of the Mortgage Loans are classified as "High Cost" loans.
- The Offered Certificates (subject to certain restrictions as defined herein) will be ERISA eligible.
- None of the Certificates will be SMMEA eligible.
- All numbers and percentages herein relating to the Mortgage Loans are as of the Cut-off Date.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.
- Bloomberg: MABS 2004-WMC3
- Intex: MABS04W3

Mortgage Pool Summary

	MASTR ABS 2004-WMC3 Mortgage Loans				
	Group 1		Group 2		
	Adjustable Rate	*Fixed Rate*	*Adjustable Rate*	*Fixed Rate*	***Aggregate***
Current Balance	$313,580,625	$78,372,054	$288,794,372	$89,607,948	$770,354,999
Number of Loans	1,653	977	834	657	4,121
Average Loan Balance	$189,704	$80,217	$346,276	$136,390	$186,934
Wtd. Avg. Gross Coupon	6.944%	8.250%	6.663%	8.346%	7.135%
Wtd. Avg. Net Coupon[2]	6.434%	7.740%	6.153%	7.836%	6.625%
Wtd. Avg. FICO	632	645	642	657	640
Wtd. Avg. Original LTV[1]	81.08%	83.21%	81.13%	87.63%	82.08%
Wtd. Avg. Stated Rem Term (months)	357	285	357	273	340
Wtd. Avg. Seasoning (months)	3	3	3	3	3
Wtd. Avg. Months to Next Adj. Date	21	N/A	27	N/A	24
Wtd. Avg. Margin	6.178%	N/A	5.982%	N/A	6.084%
Wtd. Avg. Initial Rate Cap	1.808%	N/A	2.259%	N/A	2.024%
Wtd. Avg. Periodic Rate Cap	1.006%	N/A	1.005%	N/A	1.005%
Wtd. Avg. Maximum Rate	13.441%	N/A	13.161%	N/A	13.307%
Wtd. Avg. Minimum Rate	6.944%	N/A	6.662%	N/A	6.809%

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

(2) The Initial Net Mortgage Rates shown assume a Servicing Fee Rate of 0.50% per annum, and a Trustee Fee Rate of 0.01% as described under the "Administrative Fees" section

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2004-WMC3
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Securities Real Estate Securities Inc.
Originator	WMC Mortgage Corporation
Master Servicer:	HomEq Servicing Corporation
Servicer Rating:	Primary Servicer: SQ1 (Moody's), RPS1 (Fitch), and Strong (S&P)
Trustee and Custodian:	U.S. Bank National Association
Lead Underwriter:	UBS Securities LLC
Class A Certificates:	The Class A-1 Certificates, A-2 Certificates, A-3 Certificates, A-4 Certificates, and A-5 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates, and Class M-11 Certificates
Group I Senior Certificates:	The Class A-1 Certificates and A-2 Certificates.
Group II Senior Certificates:	The Class A-3 Certificates, Class A-4 Certificates, and Class A-5 Certificates.
Offered Certificates:	The Class A Certificates (other than the Class A-1 Certificates) and the Class M Certificates (other than the Class M-11 Certificates).
Non-Offered Certificates:	The Class A-1 and Class M-11 Certificates.
Retained Certificates:	The Class CE Certificates, Class P Certificates, Class R Certificates and Class R-X Certificates.
Collateral:	As of December 1, 2004, the Mortgage Loans will consist of approximately 4,121 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans totaling approximately $770,354,999. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 2,630 mortgage loans totaling $391,952,679 and the Group II Mortgage Loans will represent approximately 1,491 mortgage loans totaling $378,402,320. As of the Closing Date, a small percentage of the Mortgage Loans may be delinquent.
ERISA:	The Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Transaction Overview

Expected Pricing Date:	On or about November 23, 2004
Expected Closing Date:	On or about December 21, 2004
Cut-off Date:	December 1, 2004
Record Date:	The business day immediately preceding each Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from the Cut-Off Date) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Optional Termination:	The majority holder of the Class CE Certificates, (or if such majority holder fails to exercise its option, the Master Servicer or NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date an amount equal to 1.30% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date (ii) on or after Stepdown Date, 2.60% of the then current aggregate outstanding principal balance of the Mortgage Loans but not less than 0.50% of the balance of the Mortgage Loans as of the Cut-off Date, and (iii) if a Trigger Event is in effect, the OC Target Amount for the immediately preceding Distribution Date. The OC Target Amount for the Class A and Class M Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2008 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) for the Class A Certificates is greater than or equal to 38.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of Group I Principal Distribution Amount and Group II Principle Distribution Amount on the Distribution Date.

	CREDIT ENHANCEMENT PERCENTAGE	
Class	As of Closing Date	After Stepdown Date
A	19.00%	38.00%
M-1	15.80%	31.60%
M-2	12.75%	25.50%
M-3	10.90%	21.80%
M-4	9.15%	18.30%
M-5	7.55%	15.10%
M-6	6.15%	12.30%
M-7	5.15%	10.30%
M-8	4.15%	8.30%
M-9	3.15%	6.30%
M-10	2.35%	4.70%
M-11	1.30%	2.60%

Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [39.15]%; or

(b) the aggregate amount of realized loss incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages as set forth below with respect to such Distribution Date:

Payment Date Occurring in	Percentage
January 2008 through December 2008	[3.50]%
January 2009 through December 2009	[5.25]%
January 2010 through December 2010	[6.50]%
January 2011 and thereafter	[7.00]%

Group I Sequential Trigger Event

A "Group I Sequential Trigger Event" is in effect on any Distribution Date if, before the [37]th Distribution Date, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [3.50]%, or if, on or after the [37]th Distribution Date, a Trigger Event is in effect.

Payment of Interest

Interest Payment Priority:

On each Distribution Date, the related Interest Remittance Amounts will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 and Class A-2 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates; from the Group II Interest Remittance Amount, to the holders of the Class A-3, Class A-4, and Class A-5 Certificates pro rata, the Senior Interest Distribution Amount related to such Certificates;. Any combined Interest Remittance Amount remaining after the distribution of the above will be available to pay any Senior Interest Distribution Amounts remaining unpaid;

(ii) to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such class;

(iii) to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such class;

(iv) to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such class;

(v) to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such class;

(vi) to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such class;

(vii) to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such class;

(viii) to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such class;

(ix) to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such class;

(x) to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such class; and

(xi) to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such class.

(xii) to the holders of the Class M-11 Certificates, the Interest Distribution Amount for such class.

Servicing Advances:

The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Pass-Through Rate:

The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for each class of Floating-Rate Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the related Maximum Cap Rate.

Administrative Fees:

The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.01% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Payment of Interest

Interest Distribution Amount:	The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent not allocated to interest accrued on the Class CE Certificates.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount with respect to the Class A Certificates on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date and the Interest Carry Forward Amount, if any, for that Distribution Date.
Net WAC Rate Cap:	*Class A Certificates:* The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-1 and Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-3, Class A-4, and Class A-5 Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. *Class M Certificates:* The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
Basis Risk Shortfall:	Because the adjustable-rate Mortgage Loans are based on six-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date. To mitigate the risk of such Basis Risk Shortfalls, the Certificates will benefit from the related interest rate Corridor Contracts. The notional schedules for the Corridor Contracts are available at the end of this term sheet.
Maximum Cap Rate:	The Maximum Cap Rate for any Distribution Date and each Class A and Class M Certificate is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate; and (b) the Servicing Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Payment of Principal

Principal Payment Priority:

On each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, shall be distributed as follows:

(i) from the Group I Principal Distribution Amount, to the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-3, Class A-4, and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) from the Group II Principal Distribution Amount, to the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), until the Certificate Principal Balances of each such class have been reduced to zero; and then to the holders of the Class A-1, and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of ((i), (ii), and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of ((i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero.

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero.

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero.

(xi) to the holders of the Class M-9 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero.

(xii) to the holders of the Class M-10 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero, and

(xiii) to the holders of the Class M-11 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), and (xii) above until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Principal Payment Priority: *(continued)*

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) from the Group I Principal Distribution Amount, to the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), in an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero, and then to the holders of the Class A-3, Class A-4, and Class A-5 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below up to an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balance of Group II Senior Certificates has been reduced to zero;

(ii) from the Group II Principal Distribution Amount, to the Class A-3, Class A-4 and Class A-5 Certificates (allocated in the manner set forth below), in an amount equal to the Group II Senior Principal Distribution Amount, until the Certificate Principal Balances of each such class have been reduced to zero, and then to the holders of the Class A-1 and Class A-2 Certificates (allocated in the manner set forth below), after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above up to an amount equal to the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance of Group I Senior Certificates has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, and

(xiii) to the holders of the Class M-11 Certificates, the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

With respect to the Class A-1 and Class A-2 Certificates, all principal distributions shall be made concurrently, to the Class A-1 and Class A-2 Certificates, on a pro rata basis based on the Certificate Principal Balance of each such class with the exception that if a Group I Sequential Trigger Event is in effect on any Distribution Date, all principal distributions shall be made sequentially, to the Class A-1 and Class A-2 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

With respect to the Class A-3, Class A-4 and Class A-5 Certificates, all principal distributions shall be made sequentially, to the Class A-3, Class A-4 and Class A-5 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Payment of Principal

Group I Principal Distribution Amount:	The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group I Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group I senior allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Group I senior allocation percentage).
Group II Principal Distribution Amount:	The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of Group II Mortgage Loans (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date (based on the Group II senior allocation percentage) MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date (based on the Group II senior allocation percentage).
Group I Senior Principal Distribution Amount:	The "Group I Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,959,763.
Group II Senior Principal Distribution Amount:	The "Group II Senior Principal Distribution Amount" is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A-3, Class A-4, and Class A-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,892,012.
Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 68.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.

Payment of Principal

Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.
Class M-3 Principal Distribution Amount:	The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.
Class M-4 Principal Distribution Amount:	The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.
Class M-5 Principal Distribution Amount:	The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.
Class M-6 Principal Distribution Amount:	The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.

Payment of Principal

Class M-7 Principal Distribution Amount:	The "Class M-7 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775
Class M-8 Principal Distribution Amount:	The "Class M-8 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates 91.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775
Class M-9 Principal Distribution Amount:	The "Class M-9 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775
Class M-10 Principal Distribution Amount:	The "Class M-10 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775.
Class M-11 Principal Distribution Amount:	The "Class M-11 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,851,775

h

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated pro rata between the Group I Principal Distribution Amount and the Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Payment of Excess Cashflow

Monthly Excess Cashflow Distributions: *(continued)*

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Class A and the Class M Certificates any Net WAC Rate Carryover Amounts for such classes; and

(xxv) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Description Of The Total Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their December 1, 2004 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	4,121		
Aggregate Current Principal Balance:	$770,354,999		
Average Current Principal Balance:	$186,934		$13,963 - $901,600
Aggregate Original Principal Balance:	$772,075,745		
Average Original Principal Balance:	$187,352		$13,980 - $901,600
Fully Amortizing Mortgage Loans:	91.48%		
Balloon Loans	8.52%		
Interest Only Loans:	16.89%		
1st Lien:	91.39%		
Wtd. Avg. Gross Coupon:	7.135%		4.750% - 13.125%
Wtd. Avg. Original Term (months):	343		120 - 360
Wtd. Avg. Remaining Term (months):	340		115 - 358
Margin (ARM Loans Only):	6.084%		1.000% - 9.000%
Maximum Interest Rate (ARM Loans Only):	13.307%		11.250% - 17.250%
Minimum Interest Rate (ARM Loans Only):	6.809%		4.625% - 10.750%
Wtd. Avg. Original LTV [(1)]:	82.08%		17.00% - 100.00%
Wtd. Avg. Borrower FICO:	640		501 - 809
Wtd. Avg. Debt to Income Ratio:	40.72%		
Geographic Distribution (Top 5):	California	56.82%	
	New York	4.54%	
	Florida	4.21%	
	New Jersey	3.56%	
	Maryland	3.45%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Total Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	532	17,950,613	2.33	33,742	10.467	96.92	650	52.85	91.43
50,001 - 100,000	864	63,895,935	8.29	73,954	8.930	88.92	641	54.84	50.57
100,001 - 150,000	695	87,375,142	11.34	125,720	7.622	82.45	632	58.59	15.99
150,001 - 200,000	508	89,236,175	11.58	175,662	7.147	81.05	629	57.92	4.05
200,001 - 250,000	437	98,188,448	12.75	224,688	6.839	79.80	633	47.93	0.00
250,001 - 300,000	315	86,106,784	11.18	273,355	6.746	79.59	641	49.66	0.00
300,001 - 350,000	254	82,443,465	10.70	324,581	6.769	81.12	643	47.75	0.00
350,001 - 400,000	183	68,556,913	8.90	374,628	6.759	82.33	648	46.42	0.00
400,001 - 450,000	92	39,011,966	5.06	424,043	6.619	81.50	648	46.61	0.00
450,001 - 500,000	74	35,009,288	4.54	473,098	6.476	82.22	649	47.34	0.00
500,001 - 550,000	39	20,453,239	2.66	524,442	6.447	81.64	651	38.23	0.00
550,001 - 600,000	54	31,371,087	4.07	580,946	6.602	81.16	658	33.29	0.00
600,001 - 650,000	34	21,346,207	2.77	627,830	6.708	81.14	639	20.42	0.00
650,001 - 700,000	18	12,323,314	1.60	684,629	6.593	80.22	649	44.64	0.00
700,001 - 750,000	10	7,340,792	0.95	734,079	6.556	79.04	654	30.32	0.00
750,001 - 800,000	7	5,423,516	0.70	774,788	6.520	77.05	621	56.67	0.00
800,001 - 850,000	2	1,658,983	0.22	829,491	7.368	83.98	657	0.00	0.00
850,001 - 900,000	2	1,761,531	0.23	880,765	5.963	84.00	629	100.00	0.00
900,001 - 950,000	1	901,600	0.12	901,600	6.250	80.00	634	100.00	0.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	19	7,716,013	1.00	406,106	4.953	79.24	711	67.83	0.00
5.001 - 5.500	83	24,807,854	3.22	298,890	5.416	78.29	692	66.17	0.00
5.501 - 6.000	369	105,549,675	13.70	286,042	5.879	79.29	658	64.88	0.00
6.001 - 6.500	568	146,054,316	18.96	257,138	6.349	79.01	650	47.30	0.00
6.501 - 7.000	780	192,137,790	24.94	246,330	6.833	79.81	639	42.56	0.00
7.001 - 7.500	429	94,158,289	12.22	219,483	7.313	82.79	625	44.61	0.11
7.501 - 8.000	397	76,181,190	9.89	191,892	7.817	82.59	619	44.18	0.33
8.001 - 8.500	269	35,785,071	4.65	133,030	8.339	85.38	614	57.52	14.27
8.501 - 9.000	214	25,054,599	3.25	117,078	8.798	87.73	607	64.45	26.74
9.001 - 9.500	154	12,064,512	1.57	78,341	9.390	93.49	633	56.73	56.60
9.501 - 10.000	203	15,178,216	1.97	74,770	9.887	96.38	652	39.88	85.09
10.001 - 10.500	159	10,188,229	1.32	64,077	10.418	97.57	641	33.59	90.38
10.501 - 11.000	248	15,459,544	2.01	62,337	10.866	98.13	643	34.09	98.94
11.001 - 11.500	40	1,603,012	0.21	40,075	11.331	99.41	630	42.11	96.07
11.501 - 12.000	61	3,119,379	0.40	51,137	11.904	98.36	644	37.05	98.43
12.001 - 12.500	36	1,488,752	0.19	41,354	12.262	99.81	652	39.14	100.00
12.501 - 13.000	90	3,721,223	0.48	41,347	12.859	99.36	631	49.98	100.00
13.001 - 13.500	2	87,336	0.01	43,668	13.125	96.31	626	26.20	100.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	15	2,656,698	0.34	177,113	8.133	78.90	509	77.65	0.00
520 - 539	145	25,005,011	3.25	172,448	8.097	74.60	530	64.13	0.00
540 - 559	170	33,315,268	4.32	195,972	7.597	80.02	552	66.59	0.00
560 - 579	204	37,914,868	4.92	185,857	7.404	80.37	570	68.61	1.08
580 - 599	382	65,685,574	8.53	171,952	7.390	81.38	590	66.24	5.74
600 - 619	533	100,416,354	13.04	188,398	7.166	81.84	610	57.56	6.58
620 - 639	634	121,547,177	15.78	191,715	7.085	82.94	630	47.88	8.44
640 - 659	700	133,939,424	17.39	191,342	7.063	82.94	649	39.24	11.15
660 - 679	449	83,920,058	10.89	186,904	6.998	82.99	669	41.13	10.76
680 - 699	326	58,078,900	7.54	178,156	6.991	82.18	689	34.81	13.15
700 - 719	221	41,838,254	5.43	189,313	6.818	83.54	709	39.82	11.78
720 - 739	136	27,928,864	3.63	205,359	6.795	82.93	729	29.32	12.88
740 - 759	114	21,369,987	2.77	187,456	6.849	81.87	749	47.30	13.20
760 - 779	62	11,635,030	1.51	187,662	6.590	83.01	768	66.51	13.00
780 - 799	26	4,242,755	0.55	163,183	6.660	83.62	787	81.70	18.55
800 - 819	4	860,777	0.11	215,194	7.581	80.75	808	0.00	3.74
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	3,029	704,035,366	91.39	232,432	6.839	80.47	638	49.60	0.00
Second Lien	1,092	66,319,633	8.61	60,732	10.269	99.14	663	45.32	100.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	80	11,299,489	1.47	141,244	6.937	40.56	620	45.29	1.38
50.01 - 55.00	34	7,631,246	0.99	224,448	6.603	53.24	640	46.25	0.00
55.01 - 60.00	61	11,052,529	1.43	181,189	6.765	58.16	623	46.20	0.00
60.01 - 65.00	69	14,110,114	1.83	204,494	7.089	63.54	607	42.10	0.00
65.01 - 70.00	141	32,921,277	4.27	233,484	6.869	68.74	612	41.30	0.00
70.01 - 75.00	210	50,337,472	6.53	239,702	6.848	73.93	613	42.63	0.00
75.01 - 80.00	1,479	350,707,714	45.53	237,125	6.617	79.80	654	45.53	0.12
80.01 - 85.00	289	66,339,995	8.61	229,550	7.146	84.43	617	54.74	0.39
85.01 - 90.00	390	95,799,576	12.44	245,640	7.024	89.54	630	54.29	0.95
90.01 - 95.00	331	63,469,392	8.24	191,750	7.662	94.73	627	69.90	6.35
95.01 -100.00	1,037	66,686,194	8.66	64,307	10.018	99.95	665	48.20	90.78
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	172	36,977,371	4.80	214,985	7.005	84.35	634	0.00	8.04
Full	2,164	379,262,146	49.23	175,260	7.024	82.95	631	100.00	7.93
Limited Income & Asset	271	60,129,451	7.81	221,880	7.019	83.42	637	0.00	9.13
Lite Doc	158	28,418,218	3.69	179,862	6.960	82.20	648	0.00	10.95
Stated Doc	531	132,303,531	17.17	249,159	6.960	76.08	636	0.00	0.55
Streamline	825	133,264,281	17.30	161,532	7.750	84.30	672	0.00	17.97
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	2,146	350,664,299	45.52	163,404	7.283	84.43	661	44.70	15.38
Cash Out Refi	1,426	307,281,363	39.89	215,485	7.013	80.31	624	53.09	3.07
Rate & Term Refi	549	112,409,338	14.59	204,753	7.005	79.58	620	52.84	2.63
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	2,929	548,412,011	71.19	187,235	7.126	81.94	637	48.97	8.26
PUD	425	82,268,326	10.68	193,573	7.182	83.15	641	50.82	10.38
Condominium	382	62,203,830	8.07	162,837	7.005	82.75	650	52.45	11.08
2-4 Family	238	57,040,511	7.40	239,666	7.222	80.42	656	43.98	6.20
PUD Attached	119	17,002,908	2.21	142,882	7.382	84.71	647	52.96	12.20
Manufactured Housing	28	3,427,413	0.44	122,408	7.057	81.60	649	63.09	0.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	3,915	733,242,645	95.18	187,291	7.128	82.20	639	49.73	8.93
Investor Occupied	145	24,873,564	3.23	171,542	7.404	78.98	653	41.51	0.00
Second Home	61	12,238,790	1.59	200,636	7.002	81.23	682	34.97	6.91
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	1,854	437,746,370	56.82	236,109	6.903	81.33	646	46.31	9.35
New York	146	34,963,001	4.54	239,473	7.123	81.47	645	39.93	5.22
Florida	248	32,434,392	4.21	130,784	7.511	80.37	626	55.46	7.07
New Jersey	121	27,458,981	3.56	226,934	7.159	81.89	632	47.85	4.69
Maryland	167	26,588,797	3.45	159,214	7.383	83.91	624	62.81	8.83
Illinois	177	25,456,807	3.30	143,824	7.405	84.19	640	49.09	8.15
Virginia	168	25,150,103	3.26	149,703	7.602	83.05	647	38.19	11.80
Texas	241	24,527,945	3.18	101,776	7.811	82.70	633	45.95	10.22
Nevada	79	15,267,263	1.98	193,256	7.317	82.81	633	57.85	8.16
Arizona	103	12,567,639	1.63	122,016	7.250	85.70	627	53.71	9.31
Other	817	108,193,702	14.04	132,428	7.530	84.04	628	60.80	7.09
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	1,135	71,543,737	9.29	63,034	10.042	97.01	661	44.96	92.61
181 - 240	10	1,639,120	0.21	163,912	6.620	62.63	711	34.87	4.06
241 - 300	1	129,034	0.02	129,034	5.875	56.00	714	100.00	0.00
301 - 360	2,975	697,043,108	90.48	234,300	6.838	80.60	638	49.69	0.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	1,074	65,666,843	8.52	61,142	10.252	99.03	663	45.34	99.71
2/6 MONTH LIBOR	1,883	420,811,369	54.63	223,479	7.045	81.37	628	44.13	0.00
2/6 MONTH LIBOR -60 Mo IO	347	113,057,654	14.68	325,815	6.120	81.27	666	64.91	0.00
3/6 MONTH LIBOR	101	21,797,444	2.83	215,816	6.663	80.07	629	52.38	0.00
5/6 MONTH LIBOR	98	27,797,612	3.61	283,649	6.535	78.72	645	45.45	0.00
5/6 MONTH LIBOR -60 Mo IO	49	17,019,296	2.21	347,333	6.180	78.72	670	57.53	0.00
6 MONTH LIBOR	9	1,891,620	0.25	210,180	6.849	80.83	589	61.07	0.00
FIXED	560	102,313,159	13.28	182,702	7.049	76.93	644	54.16	0.82
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	1,195	188,062,855	24.41	157,375	7.556	83.17	640	46.09	12.04
12	125	32,300,987	4.19	258,408	7.079	82.27	643	42.68	6.62
18	1	229,191	0.03	229,191	8.750	73.00	559	0.00	0.00
24	2,014	427,526,726	55.50	212,277	6.905	82.17	639	50.20	5.86
36	786	122,235,239	15.87	155,516	7.302	80.06	646	52.50	13.50
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Description Of The Total Collateral

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	1,163	224,297,364	29.12	192,861	7.129	82.45	625	49.32	7.75
AA	1,933	362,441,093	47.05	187,502	6.952	83.19	683	40.80	12.11
A-	442	74,574,674	9.68	168,721	7.369	81.15	597	64.81	6.78
B	243	44,007,610	5.71	181,101	7.839	75.97	548	66.83	0.00
B+	301	58,395,354	7.58	194,004	7.378	80.75	569	65.55	0.00
C	39	6,638,904	0.86	170,228	7.825	71.69	563	71.47	0.00
Total:	**4,121**	**770,354,999**	**100.00**	**186,934**	**7.135**	**82.08**	**640**	**49.23**	**8.61**

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
December 1, 2004	1	461,340	0.08	461,340	5.300	80.00	538	100.00	0.00
February 1, 2005	2	659,751	0.11	329,876	7.123	88.14	665	0.00	0.00
March 1, 2005	4	660,421	0.11	165,105	7.391	76.56	616	50.09	0.00
April 1, 2005	1	763,579	0.13	763,579	6.375	77.00	678	100.00	0.00
April 1, 2006	1	135,575	0.02	135,575	7.990	95.00	642	100.00	0.00
May 1, 2006	4	1,130,022	0.19	282,505	5.877	83.01	639	57.52	0.00
June 1, 2006	20	5,975,911	0.99	298,796	6.949	82.76	636	37.15	0.00
July 1, 2006	73	18,117,171	3.01	248,180	6.839	81.71	629	47.76	0.00
August 1, 2006	456	106,335,872	17.65	233,193	6.934	81.18	632	50.03	0.00
September 1, 2006	1,636	392,554,520	65.17	239,948	6.829	81.34	637	48.69	0.00
October 1, 2006	50	11,630,311	1.93	232,606	6.764	80.84	653	38.81	0.00
April 1, 2007	1	100,437	0.02	100,437	7.750	78.00	552	100.00	0.00
June 1, 2007	1	62,835	0.01	62,835	7.500	80.00	668	0.00	0.00
July 1, 2007	7	2,105,867	0.35	300,838	6.508	84.87	667	51.64	0.00
August 1, 2007	23	5,388,751	0.89	234,294	6.262	79.93	633	60.94	0.00
September 1, 2007	65	13,260,098	2.20	204,002	6.812	79.12	624	48.22	0.00
October 1, 2007	1	59,734	0.01	59,734	7.125	92.00	666	100.00	0.00
June 1, 2009	1	293,691	0.05	293,691	6.875	90.00	603	0.00	0.00
July 1, 2009	1	155,200	0.03	155,200	5.875	80.00	675	100.00	0.00
August 1, 2009	50	16,386,147	2.72	327,723	6.400	78.79	650	52.71	0.00
September 1, 2009	86	25,008,924	4.15	290,801	6.436	78.64	657	47.99	0.00
October 1, 2009	3	1,128,840	0.19	376,280	6.070	81.97	640	27.33	0.00
Total:	**2,487**	**602,374,997**	**100.00**	**242,209**	**6.809**	**81.11**	**637**	**48.82**	**0.00**

Description Of The Total Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.000 or less	4	580,399	0.10	145,100	6.472	81.02	694	100.00	0.00
4.001 – 4.500	7	2,218,154	0.37	316,879	6.391	66.86	633	61.41	0.00
4.501 – 5.000	189	50,568,920	8.39	267,560	5.938	79.06	665	64.98	0.00
5.001 – 5.500	392	106,534,144	17.69	271,771	6.261	79.31	652	58.08	0.00
5.501 – 6.000	591	152,334,073	25.29	257,756	6.569	79.83	642	45.16	0.00
6.001 – 6.500	532	135,446,750	22.49	254,599	6.914	80.98	636	37.58	0.00
6.501 – 7.000	374	83,014,093	13.78	221,963	7.301	84.16	619	47.83	0.00
7.001 – 7.500	215	42,246,896	7.01	196,497	7.731	84.46	615	52.15	0.00
7.501 – 8.000	166	26,735,049	4.44	161,055	8.333	85.98	595	53.88	0.00
8.001 – 8.500	13	1,832,091	0.30	140,930	8.873	83.69	588	38.17	0.00
8.501 – 9.000	4	864,429	0.14	216,107	8.821	90.31	587	100.00	0.00
Total:	**2,487**	**602,374,997**	**100.00**	**242,209**	**6.809**	**81.11**	**637**	**48.82**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 – 5.000	20	7,790,728	1.29	389,536	4.959	79.19	712	68.14	0.00
5.001 – 5.500	83	24,833,196	4.12	299,195	5.446	79.06	689	64.91	0.00
5.501 – 6.000	343	100,279,750	16.65	292,361	5.881	79.75	657	64.99	0.00
6.001 – 6.500	459	121,144,615	20.11	263,932	6.347	79.81	647	45.79	0.00
6.501 – 7.000	607	154,692,667	25.68	254,848	6.828	80.60	638	40.55	0.00
7.001 – 7.500	354	80,754,643	13.41	228,120	7.308	83.51	623	42.22	0.00
7.501 – 8.000	312	63,493,365	10.54	203,504	7.810	82.87	615	44.19	0.00
8.001 – 8.500	163	26,201,731	4.35	160,747	8.324	83.49	596	52.31	0.00
8.501 – 9.000	97	16,068,845	2.67	165,658	8.780	84.27	575	60.97	0.00
9.001 – 9.500	31	4,956,212	0.82	159,878	9.306	85.34	583	54.79	0.00
9.501 – 10.000	11	1,195,445	0.20	108,677	9.752	79.22	548	62.08	0.00
10.001 – 10.500	6	865,762	0.14	144,294	10.287	82.31	530	17.94	0.00
10.501 - 11.000	1	98,038	0.02	98,038	10.750	65.00	536	0.00	0.00
Total:	**2,487**	**602,374,997**	**100.00**	**242,209**	**6.809**	**81.11**	**637**	**48.82**	**0.00**

Description Of The Total Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 – 11.500	21	8,375,679	1.39	398,842	5.017	79.49	698	70.36	0.00
11.501 – 12.000	85	24,392,749	4.05	286,974	5.444	78.86	691	64.93	0.00
12.001 – 12.500	341	100,568,904	16.70	294,923	5.883	79.78	657	64.10	0.00
12.501 – 13.000	461	121,443,707	20.16	263,435	6.351	79.86	646	46.84	0.00
13.001 – 13.500	606	154,456,779	25.64	254,879	6.828	80.56	638	39.88	0.00
13.501 – 14.000	354	80,360,507	13.34	227,007	7.308	83.53	623	42.97	0.00
14.001 – 14.500	310	63,390,638	10.52	204,486	7.813	82.87	616	43.76	0.00
14.501 – 15.000	162	26,118,841	4.34	161,227	8.328	83.33	596	51.28	0.00
15.001 – 15.500	97	15,957,803	2.65	164,513	8.782	84.40	575	62.14	0.00
15.501 – 16.000	31	4,956,212	0.82	159,878	9.306	85.34	583	54.79	0.00
16.001 – 16.500	12	1,389,377	0.23	115,781	9.506	81.42	550	67.37	0.00
16.501 – 17.000	6	865,762	0.14	144,294	10.287	82.31	530	17.94	0.00
17.001 - 17.500	1	98,038	0.02	98,038	10.750	65.00	536	0.00	0.00
Total:	**2,487**	**602,374,997**	**100.00**	**242,209**	**6.809**	**81.11**	**637**	**48.82**	**0.00**

Description Of The Group I Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their December 1, 2004 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,630		
Aggregate Current Principal Balance:	$391,952,679		
Average Current Principal Balance:	$149,031		$13,964 - $582,221
Aggregate Original Principal Balance:	$392,884,276		
Average Original Principal Balance:	$149,386		$13,980 - $584,250
Fully Amortizing Mortgage Loans:	93.11%		
Balloon Loans	6.89%		
Interest Only Loans:	11.43%		
1st Lien:	92.94%		
Wtd. Avg. Gross Coupon:	7.205%		4.990% - 13.125%
Wtd. Avg. Original Term (months):	346		180 - 360
Wtd. Avg. Remaining Term (months):	342		173 - 358
Margin (ARM Loans Only):	6.178%		2.500% - 9.000%
Maximum Interest Rate (ARM Loans Only):	13.441%		11.375% - 17.250%
Minimum Interest Rate (ARM Loans Only):	6.944%		4.625% - 10.750%
Wtd. Avg. Original LTV (1):	81.51%		17.00% - 100.00%
Wtd. Avg. Borrower FICO:	635		502 - 808
Wtd. Avg. Debt to Income Ratio:	40.49%		
Geographic Distribution (Top 5):	California	49.59%	
	Florida	4.84%	
	Illinois	4.49%	
	Maryland	4.35%	
	New York	4.15%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Group I Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	482	16,110,423	4.11	33,424	10.518	97.74	652	51.50	93.91
50,001 - 100,000	491	34,769,862	8.87	70,814	8.512	85.59	633	58.83	34.39
100,001 - 150,000	462	58,074,346	14.82	125,702	7.196	79.51	624	60.06	0.72
150,001 - 200,000	383	67,290,248	17.17	175,693	7.023	80.67	628	58.14	0.24
200,001 - 250,000	359	80,822,540	20.62	225,132	6.808	80.09	634	47.30	0.00
250,001 - 300,000	264	72,056,055	18.38	272,940	6.751	79.48	639	49.99	0.00
300,001 - 350,000	161	51,278,607	13.08	318,501	6.851	82.12	643	46.60	0.00
350,001 - 400,000	21	7,847,127	2.00	373,673	6.937	81.82	669	28.98	0.00
400,001 - 450,000	1	439,987	0.11	439,987	7.375	90.00	593	100.00	0.00
450,001 - 500,000	1	498,670	0.13	498,670	6.626	59.00	697	100.00	0.00
500,001 - 550,000	2	1,050,552	0.27	525,276	7.318	82.31	628	48.71	0.00
550,001 - 600,000	3	1,714,262	0.44	571,421	6.774	83.15	668	33.96	0.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	5	1,105,466	0.28	221,093	4.990	79.88	706	100.00	0.00
5.001 - 5.500	51	11,441,906	2.92	224,351	5.389	76.57	704	72.27	0.00
5.501 - 6.000	207	45,137,873	11.52	218,057	5.868	79.07	654	65.39	0.00
6.001 - 6.500	364	70,444,834	17.97	193,530	6.338	78.71	649	50.67	0.00
6.501 - 7.000	491	97,963,185	24.99	199,518	6.820	79.48	641	45.79	0.00
7.001 - 7.500	284	52,538,471	13.40	184,995	7.311	81.37	623	46.16	0.09
7.501 - 8.000	273	43,690,575	11.15	160,039	7.811	82.01	609	54.78	0.20
8.001 - 8.500	182	24,702,799	6.30	135,730	8.322	84.11	605	57.51	5.12
8.501 - 9.000	138	14,794,825	3.77	107,209	8.778	86.25	591	66.46	15.96
9.001 - 9.500	105	6,931,292	1.77	66,012	9.369	91.04	622	55.86	48.09
9.501 - 10.000	106	5,924,328	1.51	55,890	9.868	93.82	641	45.29	71.60
10.001 - 10.500	105	5,311,983	1.36	50,590	10.408	96.02	635	30.71	84.97
10.501 - 11.000	150	6,192,364	1.58	41,282	10.870	97.05	634	39.73	98.42
11.001 - 11.500	31	1,008,438	0.26	32,530	11.320	100.00	630	55.44	100.00
11.501 - 12.000	39	1,551,647	0.40	39,786	11.919	99.00	629	48.33	96.84
12.001 - 12.500	26	805,695	0.21	30,988	12.272	99.64	646	41.33	100.00
12.501 - 13.000	72	2,384,118	0.61	33,113	12.860	99.38	626	50.86	100.00
13.001 - 13.500	1	22,879	0.01	22,879	13.125	100.00	619	100.00	100.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	10	1,652,234	0.42	165,223	8.483	78.23	511	64.07	0.00
520 - 539	116	19,155,480	4.89	165,133	8.161	74.26	530	66.54	0.00
540 - 559	121	20,923,567	5.34	172,922	7.718	79.80	552	75.58	0.00
560 - 579	137	21,432,507	5.47	156,442	7.466	79.98	569	67.01	1.24
580 - 599	268	37,658,878	9.61	140,518	7.427	80.92	589	70.23	6.40
600 - 619	354	52,220,604	13.32	147,516	7.227	82.17	610	64.83	5.42
620 - 639	394	58,731,691	14.98	149,065	7.148	82.82	629	53.56	7.12
640 - 659	420	61,408,073	15.67	146,210	7.081	82.61	649	42.39	10.34
660 - 679	263	37,064,164	9.46	140,928	7.024	82.25	668	37.86	9.49
680 - 699	202	29,248,402	7.46	144,794	7.000	81.22	689	27.98	9.72
700 - 719	144	20,652,274	5.27	143,419	6.829	83.30	709	39.51	10.54
720 - 739	75	13,024,418	3.32	173,659	6.794	81.28	729	29.68	8.58
740 - 759	71	11,618,994	2.96	163,648	6.731	80.96	749	42.98	8.48
760 - 779	35	4,795,114	1.22	137,003	6.516	82.11	769	59.67	11.42
780 - 799	17	2,104,695	0.54	123,806	7.023	84.47	788	63.12	19.09
800 - 819	3	261,586	0.07	87,195	6.644	82.46	805	0.00	12.29
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	1,964	364,288,836	92.94	185,483	6.958	80.18	633	52.76	0.00
Second Lien	666	27,663,843	7.06	41,537	10.463	98.98	659	47.04	100.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	59	8,004,717	2.04	135,673	7.025	41.48	619	39.82	1.95
50.01 - 55.00	20	3,725,733	0.95	186,287	6.660	53.47	622	39.13	0.00
55.01 - 60.00	39	6,709,978	1.71	172,051	6.784	58.22	625	47.16	0.00
60.01 - 65.00	49	8,332,802	2.13	170,057	7.256	63.37	605	47.78	0.00
65.01 - 70.00	81	15,450,281	3.94	190,744	7.025	68.84	602	42.46	0.00
70.01 - 75.00	131	24,917,819	6.36	190,212	6.976	73.85	600	51.52	0.00
75.01 - 80.00	985	185,121,400	47.23	187,941	6.719	79.85	651	45.16	0.08
80.01 - 85.00	184	34,299,171	8.75	186,409	7.308	84.37	605	64.41	0.11
85.01 - 90.00	232	42,705,840	10.90	184,077	7.203	89.61	621	66.59	0.52
90.01 - 95.00	206	33,444,418	8.53	162,352	7.705	94.75	626	74.21	5.12
95.01 -100.00	644	29,240,519	7.46	45,405	10.087	99.95	662	51.48	86.82
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	98	15,352,191	3.92	156,655	7.125	83.97	633	0.00	5.96
Full	1,421	205,197,191	52.35	144,403	7.132	82.72	622	100.00	6.34
Limited Income & Asset	145	21,825,426	5.57	150,520	7.242	83.87	629	0.00	7.39
Lite Doc	102	15,014,474	3.83	147,201	7.109	81.97	645	0.00	10.34
Stated Doc	331	64,615,961	16.49	195,214	7.038	74.20	630	0.00	0.58
Streamline	533	69,947,436	17.85	131,233	7.602	83.34	677	0.00	14.58
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	1,392	182,546,554	46.57	131,140	7.292	84.04	659	43.65	12.47
Cash Out Refi	888	151,406,525	38.63	170,503	7.135	79.18	615	59.01	2.32
Rate & Term Refi	350	57,999,600	14.80	165,713	7.117	79.64	610	62.36	2.40
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	1,832	266,751,877	68.06	145,607	7.220	81.16	629	53.19	6.71
Condominium	280	39,285,610	10.02	140,306	7.047	82.98	652	56.71	10.77
2-4 Family	155	36,215,109	9.24	233,646	7.161	80.00	653	40.42	1.92
PUD	254	35,536,193	9.07	139,906	7.298	83.10	639	52.69	9.50
PUD Attached	93	12,206,129	3.11	131,249	7.268	84.41	648	51.39	12.04
Manufactured Housing	16	1,957,762	0.50	122,360	7.073	80.97	636	71.24	0.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	2,504	373,307,617	95.24	149,085	7.191	81.62	634	53.06	7.33
Investor Occupied	94	14,090,659	3.59	149,901	7.584	77.45	652	37.96	0.00
Second Home	32	4,554,403	1.16	142,325	7.194	85.38	673	38.87	6.51
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	1,058	194,352,571	49.59	183,698	6.873	79.54	642	49.10	6.31
Florida	173	18,985,382	4.84	109,742	7.682	82.64	620	62.63	7.72
Illinois	132	17,616,989	4.49	133,462	7.436	84.22	638	53.62	8.55
Maryland	115	17,058,377	4.35	148,334	7.496	83.91	619	65.34	9.73
New York	76	16,246,457	4.15	213,769	7.354	82.07	639	34.25	3.30
Virginia	115	15,382,246	3.92	133,759	7.586	83.23	641	44.07	10.89
Texas	176	14,674,722	3.74	83,379	7.983	83.12	626	47.49	12.63
New Jersey	64	11,511,296	2.94	179,864	7.229	80.68	636	49.95	4.03
Arizona	82	9,707,749	2.48	118,387	7.349	86.43	626	49.39	9.00
Nevada	55	8,327,741	2.12	151,413	7.349	82.31	623	65.72	6.01
Other	584	68,089,148	17.37	116,591	7.558	83.99	625	61.62	7.15
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	692	30,496,491	7.78	44,070	10.161	96.17	656	46.27	90.49
181 - 240	8	1,032,332	0.26	129,042	6.767	68.68	685	34.96	6.44
301 - 360	1,930	360,423,856	91.96	186,748	6.956	80.31	633	52.92	0.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	649	27,022,231	6.89	41,637	10.465	98.98	659	47.11	100.00
2/6 MONTH LIBOR	1,367	254,545,665	64.94	186,208	7.078	80.93	627	48.74	0.00
2/6 MONTH LIBOR -60 Mo IO	206	44,813,178	11.43	217,540	6.192	81.97	666	69.22	0.00
3/6 MONTH LIBOR	74	13,052,251	3.33	176,382	6.872	80.63	619	62.98	0.00
6 MONTH LIBOR	6	1,169,530	0.30	194,922	7.386	84.92	609	59.33	0.00
FIXED	328	51,349,823	13.10	156,554	7.085	74.92	638	55.43	1.25
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	775	96,979,489	24.74	125,135	7.669	83.11	633	51.74	11.41
12	62	12,192,943	3.11	196,660	7.216	81.21	635	42.76	3.90
18	1	229,191	0.06	229,191	8.750	73.00	559	0.00	0.00
24	1,363	232,856,077	59.41	170,841	6.939	81.27	636	52.47	3.87
36	429	49,694,979	12.68	115,839	7.539	79.60	635	55.58	14.32
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	740	110,077,234	28.08	148,753	7.191	82.40	624	57.15	6.62
AA	1,162	169,470,211	43.24	145,844	6.966	82.58	684	37.81	10.19
A-	305	41,493,089	10.59	136,043	7.429	81.22	594	70.33	7.49
B	185	31,697,173	8.09	171,336	7.941	76.35	544	69.81	0.00
B+	209	34,557,380	8.82	165,346	7.389	79.96	572	67.84	0.00
C	29	4,657,592	1.19	160,607	7.894	70.84	562	74.26	0.00
Total:	**2,630**	**391,952,679**	**100.00**	**149,031**	**7.205**	**81.51**	**635**	**52.35**	**7.06**

Description Of The Group I Collateral

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nc Lien
February 1, 2005	1	245,797	0.08	245,797	7.750	85.00	651	0.00	0.0(
March 1, 2005	3	560,675	0.18	186,892	7.483	84.84	609	59.00	0.0(
April 1, 2006	1	135,575	0.04	135,575	7.990	95.00	642	100.00	0.0(
May 1, 2006	2	247,690	0.08	123,845	7.250	77.48	603	100.00	0.0(
June 1, 2006	13	2,066,378	0.66	158,952	6.914	85.00	650	84.33	0.0(
July 1, 2006	44	7,645,917	2.44	173,771	7.116	83.72	623	67.04	0.0(
August 1, 2006	340	63,548,242	20.27	186,907	7.034	80.63	628	54.38	0.0(
September 1, 2006	1,141	220,050,340	70.17	192,857	6.914	81.16	634	50.38	0.0(
October 1, 2006	36	6,413,918	2.05	178,164	6.916	79.33	649	44.17	0.0(
April 1, 2007	1	100,437	0.03	100,437	7.750	78.00	552	100.00	0.0(
June 1, 2007	1	62,835	0.02	62,835	7.500	80.00	668	0.00	0.0(
July 1, 2007	5	892,382	0.28	178,476	6.916	87.60	660	50.57	0.0(
August 1, 2007	14	2,301,150	0.73	164,368	6.818	80.47	617	77.67	0.0(
September 1, 2007	49	8,980,495	2.86	183,275	6.863	79.73	617	61.19	0.0(
October 1, 2007	1	59,734	0.02	59,734	7.125	92.00	666	100.00	0.0(
August 1, 2009	1	269,062	0.09	269,062	6.750	71.00	551	100.00	0.0(
Total:	**1,653**	**313,580,625**	**100.00**	**189,704**	**6.944**	**81.08**	**632**	**52.30**	**0.0(**

Description Of The Group I Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.000 or less	2	383,563	0.12	191,781	6.108	80.00	720	100.00	0.00
4.001 - 4.500	2	339,790	0.11	169,895	6.943	75.26	614	100.00	0.00
4.501 - 5.000	129	27,199,934	8.67	210,852	6.071	79.16	658	69.56	0.00
5.001 - 5.500	244	48,815,317	15.57	200,063	6.300	79.17	645	62.53	0.00
5.501 - 6.000	383	77,349,155	24.67	201,956	6.662	80.21	643	48.90	0.00
6.001 - 6.500	334	64,322,000	20.51	192,581	6.945	79.99	634	38.85	0.00
6.501 - 7.000	252	45,503,570	14.51	180,570	7.429	83.38	617	50.12	0.00
7.001 - 7.500	152	25,746,669	8.21	169,386	7.751	84.31	609	58.95	0.00
7.501 - 8.000	141	21,520,368	6.86	152,627	8.333	85.12	593	53.32	0.00
8.001 - 8.500	10	1,535,829	0.49	153,583	8.855	83.45	583	45.53	0.00
8.501 - 9.000	4	864,429	0.28	216,107	8.821	90.31	587	100.00	0.00
Total:	**1,653**	**313,580,625**	**100.00**	**189,704**	**6.944**	**81.08**	**632**	**52.30**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	6	1,180,181	0.38	196,697	5.030	79.51	709	100.00	0.00
5.001 - 5.500	51	11,232,408	3.58	220,243	5.428	77.90	700	68.90	0.00
5.501 - 6.000	198	43,438,081	13.85	219,384	5.872	79.70	652	66.69	0.00
6.001 - 6.500	299	58,405,922	18.63	195,338	6.331	80.07	647	50.68	0.00
6.501 - 7.000	387	78,233,738	24.95	202,154	6.814	80.61	642	44.07	0.00
7.001 - 7.500	239	45,662,672	14.56	191,057	7.299	81.91	622	43.97	0.00
7.501 - 8.000	228	37,831,237	12.06	165,926	7.802	82.85	607	54.73	0.00
8.001 - 8.500	134	21,054,378	6.71	157,122	8.317	83.65	596	54.04	0.00
8.501 - 9.000	76	11,414,813	3.64	150,195	8.766	83.92	571	63.59	0.00
9.001 - 9.500	21	3,318,438	1.06	158,021	9.312	82.60	571	55.20	0.00
9.501 - 10.000	8	912,320	0.29	114,040	9.791	81.40	548	76.42	0.00
10.001 - 10.500	5	798,398	0.25	159,680	10.290	81.24	525	11.01	0.00
10.501 - 11.000	1	98,038	0.03	98,038	10.750	65.00	536	0.00	0.00
Total:	**1,653**	**313,580,625**	**100.00**	**189,704**	**6.944**	**81.08**	**632**	**52.30**	**0.00**

Description Of The Group I Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 - 11.500	6	1,303,791	0.42	217,299	5.277	81.11	684	100.00	0.00
11.501 - 12.000	55	11,729,301	3.74	213,260	5.446	77.61	696	71.57	0.00
12.001 - 12.500	194	42,669,337	13.61	219,945	5.870	79.76	653	65.27	0.00
12.501 - 13.000	302	59,221,041	18.89	196,096	6.335	80.11	647	51.48	0.00
13.001 - 13.500	386	78,063,723	24.89	202,238	6.815	80.57	642	43.32	0.00
13.501 - 14.000	239	45,557,449	14.53	190,617	7.298	81.98	622	44.56	0.00
14.001 - 14.500	226	37,439,598	11.94	165,662	7.812	82.80	606	55.03	0.00
14.501 - 15.000	133	20,971,488	6.69	157,680	8.322	83.45	597	52.77	0.00
15.001 - 15.500	76	11,303,771	3.60	148,734	8.768	84.10	571	65.26	0.00
15.501 - 16.000	21	3,318,438	1.06	158,021	9.312	82.60	571	55.20	0.00
16.001 - 16.500	9	1,106,252	0.35	122,917	9.476	83.79	551	80.55	0.00
16.501 - 17.000	5	798,398	0.25	159,680	10.290	81.24	525	11.01	0.00
17.001 - 17.500	1	98,038	0.03	98,038	10.750	65.00	536	0.00	0.00
Total:	**1,653**	**313,580,625**	**100.00**	**189,704**	**6.944**	**81.08**	**632**	**52.30**	**0.00**

Description Of The Group II Collateral

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on their December 1, 2004 scheduled balances respectively (except for FICO and Debt-to-Income which are based at origination.)

	Summary Statistics		Range (if applicable)		
Number of Mortgage Loans:	1,491				
Aggregate Current Principal Balance:	$378,402,320				
Average Current Principal Balance:	$253,791		$13,963	-	$901,600
Aggregate Original Principal Balance:	$379,191,469				
Average Original Principal Balance:	$254,320		$13,980	-	$901,600
Fully Amortizing Mortgage Loans:	89.79%				
Balloon Loans	10.21%				
Interest Only Loans:	22.53%				
1st Lien:	89.78%				
Wtd. Avg. Gross Coupon:	7.061%		4.750%	-	13.125%
Wtd. Avg. Original Term (months):	340		120	-	360
Wtd. Avg. Remaining Term (months):	337		115	-	357
Margin (ARM Loans Only):	5.982%		1.000%	-	8.375%
Maximum Interest Rate (ARM Loans Only):	13.161%		11.250%	-	16.750%
Minimum Interest Rate (ARM Loans Only):	6.662%		4.750%	-	10.250%
Wtd. Avg. Original LTV [(1)]:	82.67%		23.00%	-	100.00%
Wtd. Avg. Borrower FICO:	646		501	-	809
Wtd. Avg. Debt to Income Ratio:	40.97%				
Geographic Distribution (Top 5):	California	64.32%			
	New York	4.95%			
	New Jersey	4.21%			
	Florida	3.55%			
	Texas	2.60%			

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

Description Of The Group II Collateral

Distribution By Current Unpaid Principal Balance

Current Unpaid Principal Balance ($)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50,000 or less	50	1,840,190	0.49	36,804	10.015	89.70	636	64.73	69.72
50,001 - 100,000	373	29,126,073	7.70	78,086	9.428	92.90	652	50.09	69.89
100,001 - 150,000	233	29,300,796	7.74	125,754	8.468	88.30	648	55.68	46.27
150,001 - 200,000	125	21,945,928	5.80	175,567	7.527	82.19	630	57.26	15.76
200,001 - 250,000	78	17,365,908	4.59	222,640	6.981	78.43	630	50.86	0.00
250,001 - 300,000	51	14,050,730	3.71	275,505	6.722	80.13	649	47.96	0.00
300,001 - 350,000	93	31,164,858	8.24	335,106	6.635	79.47	642	49.65	0.00
350,001 - 400,000	162	60,709,786	16.04	374,752	6.736	82.39	646	48.68	0.00
400,001 - 450,000	91	38,571,979	10.19	423,868	6.610	81.40	649	46.00	0.00
450,001 - 500,000	73	34,510,619	9.12	472,748	6.474	82.56	649	46.58	0.00
500,001 - 550,000	37	19,402,687	5.13	524,397	6.400	81.60	652	37.66	0.00
550,001 - 600,000	51	29,656,825	7.84	581,506	6.592	81.05	657	33.25	0.00
600,001 - 650,000	34	21,346,207	5.64	627,830	6.708	81.14	639	20.42	0.00
650,001 - 700,000	18	12,323,314	3.26	684,629	6.593	80.22	649	44.64	0.00
700,001 - 750,000	10	7,340,792	1.94	734,079	6.556	79.04	654	30.32	0.00
750,001 - 800,000	7	5,423,516	1.43	774,788	6.520	77.05	621	56.67	0.00
800,001 - 850,000	2	1,658,983	0.44	829,491	7.368	83.98	657	0.00	0.00
850,001 - 900,000	2	1,761,531	0.47	880,765	5.963	84.00	629	100.00	0.00
900,001 - 950,000	1	901,600	0.24	901,600	6.250	80.00	634	100.00	0.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Gross Coupon

Current Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	14	6,610,548	1.75	472,182	4.947	79.14	712	62.45	0.00
5.001 - 5.500	32	13,365,948	3.53	417,686	5.438	79.76	683	60.94	0.00
5.501 - 6.000	162	60,411,801	15.96	372,912	5.887	79.45	661	64.50	0.00
6.001 - 6.500	204	75,609,482	19.98	370,635	6.360	79.28	650	44.15	0.00
6.501 - 7.000	289	94,174,604	24.89	325,864	6.846	80.15	637	39.20	0.00
7.001 - 7.500	145	41,619,817	11.00	287,033	7.316	84.58	628	42.66	0.14
7.501 - 8.000	124	32,490,615	8.59	262,021	7.824	83.38	632	29.91	0.52
8.001 - 8.500	87	11,082,272	2.93	127,382	8.378	88.19	636	57.55	34.66
8.501 - 9.000	76	10,259,774	2.71	134,997	8.826	89.86	629	61.54	42.29
9.001 - 9.500	49	5,133,219	1.36	104,760	9.419	96.79	647	57.89	68.09
9.501 - 10.000	97	9,253,888	2.45	95,401	9.899	98.02	659	36.43	93.72
10.001 - 10.500	54	4,876,246	1.29	90,301	10.429	99.26	648	36.73	96.27
10.501 - 11.000	98	9,267,180	2.45	94,563	10.864	98.85	650	30.32	99.30
11.001 - 11.500	9	594,574	0.16	66,064	11.350	98.41	631	19.50	89.42
11.501 - 12.000	22	1,567,732	0.41	71,261	11.889	97.73	659	25.89	100.00
12.001 - 12.500	10	683,057	0.18	68,306	12.250	100.00	658	36.57	100.00
12.501 - 13.000	18	1,337,105	0.35	74,284	12.858	99.33	639	48.41	100.00
13.001 - 13.500	1	64,457	0.02	64,457	13.125	95.00	628	0.00	100.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By FICO

FICO	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
500 - 519	5	1,004,464	0.27	200,893	7.557	80.00	506	100.00	0.00
520 - 539	29	5,849,531	1.55	201,708	7.889	75.71	531	56.26	0.00
540 - 559	49	12,391,701	3.27	252,892	7.391	80.40	551	51.42	0.00
560 - 579	67	16,482,361	4.36	246,005	7.324	80.89	570	70.68	0.86
580 - 599	114	28,026,697	7.41	245,848	7.341	82.01	591	60.88	4.85
600 - 619	179	48,195,750	12.74	269,250	7.099	81.47	611	49.68	7.83
620 - 639	240	62,815,486	16.60	261,731	7.027	83.05	630	42.57	9.68
640 - 659	280	72,531,351	19.17	259,041	7.047	83.22	649	36.58	11.83
660 - 679	186	46,855,894	12.38	251,913	6.978	83.58	670	43.72	11.77
680 - 699	124	28,830,498	7.62	232,504	6.982	83.15	689	41.74	16.63
700 - 719	77	21,185,980	5.60	275,143	6.807	83.78	709	40.12	12.98
720 - 739	61	14,904,446	3.94	244,335	6.796	84.37	728	29.01	16.64
740 - 759	43	9,750,993	2.58	226,767	6.990	82.94	750	52.43	18.82
760 - 779	27	6,839,916	1.81	253,330	6.642	83.64	768	71.30	14.10
780 - 799	9	2,138,061	0.57	237,562	6.303	82.78	786	100.00	18.02
800 - 819	1	599,190	0.16	599,190	7.990	80.00	809	0.00	0.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Distribution By Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
First Lien	1,065	339,746,530	89.78	319,011	6.712	80.78	643	46.22	0.00
Second Lien	426	38,655,789	10.22	90,741	10.131	99.25	667	44.09	100.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Original LTV (1)

Original LTV (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
50.00 or less	21	3,294,772	0.87	156,894	6.724	38.31	620	58.58	0.00
50.01 - 55.00	14	3,905,513	1.03	278,965	6.549	53.02	657	53.03	0.00
55.01 - 60.00	22	4,342,551	1.15	197,389	6.736	58.06	621	44.72	0.00
60.01 - 65.00	20	5,777,312	1.53	288,866	6.848	63.80	610	33.90	0.00
65.01 - 70.00	60	17,470,996	4.62	291,183	6.731	68.64	620	40.28	0.00
70.01 - 75.00	79	25,419,652	6.72	321,768	6.722	74.00	625	33.91	0.00
75.01 - 80.00	494	165,586,314	43.76	335,195	6.502	79.74	658	45.94	0.17
80.01 - 85.00	105	32,040,824	8.47	305,151	6.973	84.49	631	44.39	0.69
85.01 - 90.00	158	53,093,737	14.03	336,036	6.880	89.48	636	44.39	1.29
90.01 - 95.00	125	30,024,974	7.93	240,200	7.613	94.71	628	65.10	7.72
95.01 -100.00	393	37,445,674	9.90	95,282	9.965	99.94	668	45.65	93.87
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

Distribution By Documentation

Documentation	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Alternate	74	21,625,180	5.71	292,232	6.920	84.62	635	0.00	9.52
Full	743	174,064,955	46.00	234,273	6.895	83.22	641	100.00	9.79
Limited Income & Asset	126	38,304,026	10.12	304,000	6.891	83.17	641	0.00	10.13
Lite Doc	56	13,403,744	3.54	239,353	6.794	82.47	652	0.00	11.62
Stated Doc	200	67,687,570	17.89	338,438	6.886	77.88	642	0.00	0.53
Streamline	292	63,316,844	16.73	216,839	7.914	85.35	667	0.00	21.72
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Purchase	754	168,117,745	44.43	222,968	7.273	84.86	663	45.84	18.54
Cash Out Refi	538	155,874,838	41.19	289,730	6.895	81.41	633	47.33	3.80
Rate & Term Refi	199	54,409,737	14.38	273,416	6.885	79.51	630	42.68	2.89
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Distribution By Property Type

Property Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Single Family	1,097	281,660,134	74.43	256,755	7.036	82.67	645	44.98	9.72
PUD	171	46,732,134	12.35	273,287	7.094	83.19	643	49.40	11.05
Condominium	102	22,918,220	6.06	224,688	6.933	82.35	647	45.15	11.63
2-4 Family	83	20,825,402	5.50	250,908	7.329	81.16	662	50.15	13.64
PUD Attached	26	4,796,779	1.27	184,492	7.672	85.47	646	56.95	12.61
Manufactured Housing	12	1,469,651	0.39	122,471	7.037	82.45	665	52.24	0.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Occupancy Status

Occupancy Status	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
Owner Occupied	1,411	359,935,028	95.12	255,092	7.062	82.80	645	46.28	10.59
Investor Occupied	51	10,782,905	2.85	211,430	7.169	80.98	655	46.15	0.00
Second Home	29	7,684,387	2.03	264,979	6.889	78.77	688	32.66	7.15
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Distribution By State

State	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
California	796	243,393,799	64.32	305,771	6.928	82.76	650	44.09	11.78
New York	70	18,716,543	4.95	267,379	6.923	80.95	650	44.85	6.88
New Jersey	57	15,947,684	4.21	279,784	7.109	82.77	629	46.34	5.18
Florida	75	13,449,010	3.55	179,320	7.268	77.18	634	45.34	6.16
Texas	65	9,853,223	2.60	151,588	7.555	82.09	644	43.65	6.62
Virginia	53	9,767,857	2.58	184,299	7.626	82.77	656	28.94	13.23
Maryland	52	9,530,420	2.52	183,277	7.181	83.89	633	58.29	7.22
Illinois	45	7,839,818	2.07	174,218	7.335	84.13	644	38.91	7.24
Nevada	24	6,939,522	1.83	289,147	7.278	83.42	644	48.41	10.74
Connecticut	24	5,226,269	1.38	217,761	6.921	80.34	647	40.01	2.87
Other	230	37,738,174	9.97	164,079	7.518	84.57	632	62.79	7.80
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Remaining Months To Maturity

Remaining Months to Maturity	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
180 or less	443	41,047,246	10.85	92,657	9.953	97.63	666	43.99	94.17
181 - 240	2	606,788	0.16	303,394	6.370	52.35	754	34.71	0.00
241 - 300	1	129,034	0.03	129,034	5.875	56.00	714	100.00	0.00
301 - 360	1,045	336,619,251	88.96	322,124	6.711	80.91	643	46.24	0.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Distribution By Product Type

Product Type	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
15YR BALLOON	425	38,644,612	10.21	90,928	10.104	99.07	667	44.10	99.51
2/6 MONTH LIBOR	516	166,265,704	43.94	322,220	6.995	82.05	630	37.06	0.00
2/6 MONTH LIBOR -60 Mo IO	141	68,244,476	18.03	484,003	6.073	80.80	666	62.08	0.00
3/6 MONTH LIBOR	27	8,745,193	2.31	323,896	6.352	79.24	644	36.55	0.00
5/6 MONTH LIBOR	98	27,797,612	7.35	283,649	6.535	78.72	645	45.45	0.00
5/6 MONTH LIBOR -60 Mo IO	49	17,019,296	4.50	347,333	6.180	78.72	670	57.53	0.00
6 MONTH LIBOR	3	722,091	0.19	240,697	5.980	74.21	557	63.89	0.00
FIXED	232	50,963,336	13.47	219,670	7.013	78.95	649	52.88	0.39
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Prepayment Penalty

Penalty (months)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
0	420	91,083,366	24.07	216,865	7.435	83.24	647	40.07	12.71
12	63	20,108,044	5.31	319,175	6.996	82.90	648	42.63	8.26
24	651	194,670,649	51.45	299,033	6.864	83.24	642	47.49	8.23
36	357	72,540,260	19.17	203,194	7.140	80.37	653	50.39	12.95
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Distribution By Credit Grade

Credit Grade	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
A	423	114,220,130	30.18	270,024	7.070	82.49	625	41.77	8.84
AA	771	192,970,882	51.00	250,286	6.941	83.73	682	43.42	13.79
A-	137	33,081,585	8.74	241,471	7.293	81.07	601	57.89	5.89
B	58	12,310,436	3.25	212,249	7.576	74.98	556	59.16	0.00
B+	92	23,837,974	6.30	259,108	7.363	81.90	565	62.24	0.00
C	10	1,981,313	0.52	198,131	7.661	73.71	565	64.93	0.00
Total:	**1,491**	**378,402,320**	**100.00**	**253,791**	**7.061**	**82.67**	**646**	**46.00**	**10.22**

Description Of The Group II Collateral

Distribution By Next Adjustment Date

Next Adjustment Date	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
December 1, 2004	1	461,340	0.16	461,340	5.300	80.00	538	100.00	0.00
February 1, 2005	1	413,954	0.14	413,954	6.750	90.00	674	0.00	0.00
March 1, 2005	1	99,747	0.03	99,747	6.875	30.00	654	0.00	0.00
April 1, 2005	1	763,579	0.26	763,579	6.375	77.00	678	100.00	0.00
May 1, 2006	2	882,332	0.31	441,166	5.491	84.56	648	45.60	0.00
June 1, 2006	7	3,909,533	1.35	558,505	6.968	81.57	629	12.21	0.00
July 1, 2006	29	10,471,255	3.63	361,078	6.637	80.24	632	33.68	0.00
August 1, 2006	116	42,787,631	14.82	368,859	6.785	81.99	637	43.57	0.00
September 1, 2006	495	172,504,180	59.73	348,493	6.720	81.57	641	46.52	0.00
October 1, 2006	14	5,216,393	1.81	372,600	6.577	82.70	659	32.22	0.00
July 1, 2007	2	1,213,484	0.42	606,742	6.209	82.86	672	52.43	0.00
August 1, 2007	9	3,087,601	1.07	343,067	5.848	79.52	645	48.47	0.00
September 1, 2007	16	4,279,602	1.48	267,475	6.705	77.84	639	21.01	0.00
June 1, 2009	1	293,691	0.10	293,691	6.875	90.00	603	0.00	0.00
July 1, 2009	1	155,200	0.05	155,200	5.875	80.00	675	100.00	0.00
August 1, 2009	49	16,117,085	5.58	328,920	6.394	78.92	652	51.92	0.00
September 1, 2009	86	25,008,924	8.66	290,801	6.436	78.64	657	47.99	0.00
October 1, 2009	3	1,128,840	0.39	376,280	6.070	81.97	640	27.33	0.00
Total:	**834**	**288,794,372**	**100.00**	**346,276**	**6.663**	**81.13**	**642**	**45.04**	**0.00**

Description Of The Group II Collateral

Distribution By Margin

Margin (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.000 or less	2	196,836	0.07	98,418	7.181	83.00	642	100.00	0.00
4.001 - 4.500	5	1,878,364	0.65	375,673	6.291	65.35	636	54.43	0.00
4.501 - 5.000	60	23,368,985	8.09	389,483	5.784	78.94	673	59.64	0.00
5.001 - 5.500	148	57,718,827	19.99	389,992	6.229	79.43	659	54.32	0.00
5.501 - 6.000	208	74,984,918	25.96	360,504	6.473	79.44	642	41.31	0.00
6.001 - 6.500	198	71,124,749	24.63	359,216	6.885	81.89	638	36.42	0.00
6.501 - 7.000	122	37,510,524	12.99	307,463	7.145	85.10	621	45.05	0.00
7.001 - 7.500	63	16,500,226	5.71	261,908	7.701	84.68	623	41.53	0.00
7.501 - 8.000	25	5,214,680	1.81	208,587	8.334	89.53	605	56.17	0.00
8.001 - 8.500	3	296,262	0.10	98,754	8.963	84.96	612	0.00	0.00
Total:	**834**	**288,794,372**	**100.00**	**346,276**	**6.663**	**81.13**	**642**	**45.04**	**0.00**

Distribution By Life Minimum Rate

Life Minimum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
4.501 - 5.000	14	6,610,548	2.29	472,182	4.947	79.14	712	62.45	0.00
5.001 - 5.500	32	13,600,787	4.71	425,025	5.461	80.02	680	61.62	0.00
5.501 - 6.000	145	56,841,669	19.68	392,012	5.888	79.78	660	63.70	0.00
6.001 - 6.500	160	62,738,693	21.72	392,117	6.362	79.58	646	41.24	0.00
6.501 - 7.000	220	76,458,929	26.48	347,541	6.843	80.59	635	36.95	0.00
7.001 - 7.500	115	35,091,970	12.15	305,148	7.319	85.59	625	39.94	0.00
7.501 - 8.000	84	25,662,128	8.89	305,502	7.821	82.91	628	28.67	0.00
8.001 - 8.500	29	5,147,353	1.78	177,495	8.353	82.85	595	45.20	0.00
8.501 - 9.000	21	4,654,032	1.61	221,621	8.815	85.14	583	54.56	0.00
9.001 - 9.500	10	1,637,774	0.57	163,777	9.296	90.89	607	53.96	0.00
9.501 - 10.000	3	283,125	0.10	94,375	9.625	72.19	545	15.86	0.00
10.001 - 10.500	1	67,364	0.02	67,364	10.250	95.00	588	100.00	0.00
Total:	**834**	**288,794,372**	**100.00**	**346,276**	**6.663**	**81.13**	**642**	**45.04**	**0.00**

Description Of The Group II Collateral

Distribution By Life Maximum Rate

Life Maximum Rate (%)	Number of Loans	Unpaid Principal Balance ($)	% of Pool by Principal Balance	Avg. Principal Balance ($)	Wtd. Avg. Gross Coupon (%)	Wtd. Avg. Orig. LTV (%)	Wtd. Avg. FICO	% Full Doc Loan	% 2nd Lien
11.001 - 11.500	15	7,071,888	2.45	471,459	4.970	79.19	701	64.90	0.00
11.501 - 12.000	30	12,663,448	4.38	422,115	5.442	80.02	687	58.78	0.00
12.001 - 12.500	147	57,899,568	20.05	393,875	5.893	79.79	660	63.24	0.00
12.501 - 13.000	159	62,222,666	21.55	391,338	6.366	79.62	645	42.43	0.00
13.001 - 13.500	220	76,393,056	26.45	347,241	6.841	80.56	635	36.37	0.00
13.501 - 14.000	115	34,803,058	12.05	302,635	7.320	85.57	624	40.90	0.00
14.001 - 14.500	84	25,951,040	8.99	308,941	7.815	82.97	629	27.50	0.00
14.501 - 15.000	29	5,147,353	1.78	177,495	8.353	82.85	595	45.20	0.00
15.001 - 15.500	21	4,654,032	1.61	221,621	8.815	85.14	583	54.56	0.00
15.501 - 16.000	10	1,637,774	0.57	163,777	9.296	90.89	607	53.96	0.00
16.001 - 16.500	3	283,125	0.10	94,375	9.625	72.19	545	15.86	0.00
16.501 - 17.000	1	67,364	0.02	67,364	10.250	95.00	588	100.00	0.00
Total:	**834**	**288,794,372**	**100.00**	**346,276**	**6.663**	**81.13**	**642**	**45.04**	**0.00**

Sensitivity Analysis

To Optional Termination

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.40	3.00	2.19	1.61	1.28
Principal Window	1 - 152	1 - 102	1 - 75	1 - 58	1 - 33

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	1.67	1.23	1.00	0.84	0.73
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	6.41	4.27	3.00	2.09	1.77
Principal Window	39 - 152	26 - 102	21 - 75	18 - 35	15 - 28

Class A-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	12.68	8.51	6.26	4.52	2.57
Principal Window	152 - 152	102 - 102	75 - 75	35 - 58	28 - 33

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.63	4.63	4.78	3.73
Principal Window	49 - 152	38 - 102	44 - 75	54 - 58	33 - 46

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.62	4.52	4.38	3.84
Principal Window	49 - 152	38 - 102	42 - 75	48 - 58	46 - 46

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.62	4.45	4.14	3.84
Principal Window	49 - 152	38 - 102	41 - 75	45 - 58	46 - 46

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.62	4.42	4.00	3.72
Principal Window	49 - 152	37 - 102	40 - 75	43 - 58	43 - 46

Class M-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.61	4.39	3.91	3.55
Principal Window	49 - 152	37 - 102	39 - 75	42 - 58	40 - 46

Class M-6 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.36	5.61	4.37	3.84	3.43
Principal Window	49 - 152	37 - 102	39 - 75	41 - 58	39 - 46

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.36	5.61	4.35	3.78	3.35
Principal Window	49 - 152	37 - 102	38 - 75	40 - 58	38 - 46

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.36	5.61	4.33	3.75	3.29
Principal Window	49 - 152	37 - 102	38 - 75	39 - 58	37 - 46

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.36	5.61	4.33	3.72	3.24
Principal Window	49 - 152	37 - 102	38 - 75	38 - 58	36 - 46

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.35	5.60	4.31	3.68	3.19
Principal Window	49 - 152	37 - 102	37 - 75	38 - 58	35 - 46

Sensitivity Analysis

To Maturity

Class A-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	4.69	3.23	2.38	1.75	1.28
Principal Window	1 - 296	1 - 218	1 - 174	1 - 136	1 - 33

Class A-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	1.67	1.23	1.00	0.84	0.73
Principal Window	1 - 39	1 - 26	1 - 21	1 - 18	1 - 15

Class A-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	6.41	4.27	3.00	2.09	1.77
Principal Window	39 - 153	26 - 103	21 - 75	18 - 35	15 - 28

Class A-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	16.49	11.78	8.88	6.53	2.57
Principal Window	153 - 295	103 - 218	75 - 177	35 - 140	28 - 33

Class M-1 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.06	6.23	5.09	5.25	6.35
Principal Window	49 - 254	38 - 178	44 - 144	54 - 112	33 - 112

Class M-2 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.04	6.21	4.96	4.72	4.83
Principal Window	49 - 244	38 - 177	42 - 136	48 - 106	50 - 85

Class M-3 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	9.01	6.19	4.88	4.47	4.24
Principal Window	49 - 233	38 - 173	41 - 129	45 - 100	46 - 80

Class M-4 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.97	6.16	4.82	4.32	3.98
Principal Window	49 - 225	37 - 167	40 - 123	43 - 96	43 - 76

Class M-5 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.93	6.12	4.77	4.20	3.78
Principal Window	49 - 216	37 - 159	39 - 118	42 - 91	40 - 73

Class M-6 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.87	6.07	4.71	4.10	3.64
Principal Window	49 - 205	37 - 150	39 - 111	41 - 86	39 - 68

Class M-7 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.79	6.01	4.65	4.01	3.53
Principal Window	49 - 194	37 - 141	38 - 104	40 - 81	38 - 64

Class M-8 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.71	5.94	4.58	3.93	3.44
Principal Window	49 - 183	37 - 134	38 - 98	39 - 76	37 - 60

Class M-9 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.66	5.83	4.50	3.84	3.33
Principal Window	49 - 177	37 - 124	38 - 91	38 - 70	36 - 56

Class M-10 Certificates

Pricing Speed	50%	75%	100%	125%	150%
WAL (yrs)	8.44	5.67	4.35	3.71	3.22
Principal Window	49 - 166	37 - 112	37 - 82	38 - 63	35 - 50

Net WAC Rate Cap (%) for Group I Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	5.74%	9.25%	46	8.16%	10.78%
2	6.48%	9.25%	47	7.89%	10.42%
3	7.17%	9.25%	48	8.16%	10.75%
4	6.48%	9.25%	49	7.89%	10.39%
5	6.70%	9.25%	50	7.89%	10.38%
6	6.48%	9.25%	51	8.73%	11.48%
7	6.70%	9.25%	52	7.89%	10.87%
8	6.49%	9.25%	53	8.15%	11.22%
9	6.49%	9.25%	54	7.88%	10.84%
10	6.71%	9.25%	55	8.14%	11.19%
11	6.49%	9.25%	56	7.88%	10.82%
12	6.71%	9.25%	57	7.88%	10.80%
13	6.50%	9.25%	58	8.14%	11.16%
14	6.50%	9.25%	59	7.88%	10.79%
15	7.20%	9.25%	60	8.14%	11.13%
16	6.50%	9.25%	61	7.87%	10.76%
17	6.72%	9.26%	62	7.87%	10.74%
18	6.50%	9.25%	63	8.71%	11.88%
19	6.72%	9.25%	64	7.87%	10.71%
20	6.51%	9.26%	65	8.13%	11.05%
21	6.52%	9.26%	66	7.87%	10.68%
22	7.94%	9.25%	67	8.13%	11.02%
23	7.68%	9.25%	68	7.86%	10.65%
24	7.94%	9.26%	69	7.86%	10.64%
25	7.68%	9.26%	70	8.12%	10.98%
26	7.68%	9.26%	71	7.86%	10.61%
27	8.50%	9.26%	72	8.12%	10.94%
28	7.86%	9.26%	73	7.85%	10.58%
29	8.12%	9.26%	74	7.85%	10.56%
30	7.86%	9.26%	75	8.69%	11.67%
31	8.12%	9.26%			
32	7.86%	9.26%			
33	7.86%	9.25%			
34	8.18%	9.93%			
35	7.91%	9.70%			
36	8.17%	9.92%			
37	7.91%	9.69%			
38	7.91%	9.69%			
39	8.45%	9.81%			
40	7.90%	9.86%			
41	8.17%	10.18%			
42	7.90%	9.84%			
43	8.16%	10.16%			
44	7.90%	9.83%			
45	7.90%	9.82%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.39% and 2.67%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and all payments from the respective interest rate Corridor are received and applied.

Net WAC Rate Cap (%) for Group II Senior Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2), (3)
1	5.62%	9.25%	46	7.83%	9.93%
2	6.34%	9.25%	47	7.58%	9.60%
3	7.02%	9.25%	48	7.83%	9.91%
4	6.34%	9.25%	49	7.58%	9.58%
5	6.55%	9.25%	50	7.58%	9.57%
6	6.35%	9.25%	51	8.39%	10.61%
7	6.56%	9.25%	52	7.58%	9.89%
8	6.35%	9.25%	53	7.83%	10.21%
9	6.35%	9.25%	54	7.58%	9.87%
10	6.57%	9.25%	55	7.83%	10.19%
11	6.36%	9.25%	56	7.58%	9.85%
12	6.57%	9.25%	57	7.61%	9.89%
13	6.36%	9.25%	58	8.03%	10.51%
14	6.36%	9.25%	59	7.77%	10.16%
15	7.05%	9.25%	60	8.03%	10.48%
16	6.37%	9.25%	61	7.77%	10.13%
17	6.58%	9.25%	62	7.77%	10.12%
18	6.37%	9.25%	63	8.60%	11.20%
19	6.59%	9.25%	64	7.77%	10.18%
20	6.38%	9.25%	65	8.03%	10.50%
21	6.40%	9.25%	66	7.77%	10.15%
22	7.65%	9.26%	67	8.02%	10.47%
23	7.40%	9.26%	68	7.76%	10.12%
24	7.65%	9.25%	69	7.76%	10.12%
25	7.41%	9.26%	70	8.02%	10.50%
26	7.41%	9.26%	71	7.76%	10.15%
27	8.20%	9.25%	72	8.02%	10.47%
28	7.53%	9.25%	73	7.76%	10.12%
29	7.78%	9.25%	74	7.76%	10.11%
30	7.53%	9.26%	75	8.59%	11.18%
31	7.78%	9.26%			
32	7.53%	9.25%			
33	7.57%	9.25%			
34	7.83%	9.77%			
35	7.58%	9.59%			
36	7.83%	9.77%			
37	7.58%	9.59%			
38	7.58%	9.58%			
39	8.10%	9.28%			
40	7.58%	9.19%			
41	7.83%	9.49%			
42	7.58%	9.18%			
43	7.83%	9.48%			
44	7.58%	9.17%			
45	7.58%	9.18%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.39% and 2.67%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and all payments from the respective interest rate Corridor are received and applied.

Net WAC Rate Cap (%) for Class M Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	5.68%	9.00%	46	8.00%	10.36%
2	6.41%	9.00%	47	7.74%	10.02%
3	7.10%	9.00%	48	8.00%	10.34%
4	6.41%	9.00%	49	7.74%	9.99%
5	6.63%	9.00%	50	7.74%	9.98%
6	6.42%	9.00%	51	8.56%	11.05%
7	6.63%	9.00%	52	7.73%	10.38%
8	6.42%	9.00%	53	7.99%	10.72%
9	6.42%	9.00%	54	7.73%	10.36%
10	6.64%	9.00%	55	7.99%	10.69%
11	6.43%	9.00%	56	7.73%	10.33%
12	6.64%	9.00%	57	7.74%	10.34%
13	6.43%	9.00%	58	8.09%	10.83%
14	6.43%	9.00%	59	7.82%	10.47%
15	7.12%	9.00%	60	8.08%	10.81%
16	6.44%	9.00%	61	7.82%	10.44%
17	6.65%	9.00%	62	7.82%	10.43%
18	6.44%	9.00%	63	8.66%	11.54%
19	6.66%	9.01%	64	7.82%	10.44%
20	6.44%	9.00%	65	8.08%	10.78%
21	6.46%	9.00%	66	7.82%	10.41%
22	7.80%	9.01%	67	8.07%	10.75%
23	7.55%	9.00%	68	7.81%	10.39%
24	7.80%	9.01%	69	7.81%	10.38%
25	7.55%	9.01%	70	8.07%	10.74%
26	7.55%	9.01%	71	7.81%	10.38%
27	8.36%	9.01%	72	8.07%	10.71%
28	7.70%	9.00%	73	7.81%	10.35%
29	7.96%	9.01%	74	7.81%	10.33%
30	7.70%	9.01%	75	8.64%	11.43%
31	7.95%	9.01%			
32	7.70%	9.00%			
33	7.72%	9.01%			
34	8.01%	9.76%			
35	7.75%	9.55%			
36	8.00%	9.75%			
37	7.75%	9.55%			
38	7.75%	9.55%			
39	8.28%	9.55%			
40	7.74%	9.53%			
41	8.00%	9.84%			
42	7.74%	9.52%			
43	8.00%	9.83%			
44	7.74%	9.50%			
45	7.74%	9.50%			

(1) Assumes 1mLIBOR and 6mLIBOR remains constant at 2.39% and 2.67%, respectively and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and all payments from the respective interest rate Corridor are received and applied.

Group I Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	12/21/05	01/25/05	317,482,000	5.42	8.93
2	01/25/05	02/25/05	313,881,000	6.16	8.93
3	02/25/05	03/25/05	309,462,000	6.85	8.93
4	03/25/05	04/25/05	304,225,000	6.16	8.93
5	04/25/05	05/25/05	298,186,000	6.38	8.93
6	05/25/05	06/25/05	291,356,000	6.16	8.93
7	06/25/05	07/25/05	283,759,000	6.38	8.93
8	07/25/05	08/25/05	275,420,000	6.17	8.93
9	08/25/05	09/25/05	266,375,000	6.17	8.93
10	09/25/05	10/25/05	256,677,000	6.39	8.93
11	10/25/05	11/25/05	247,256,000	6.17	8.93
12	11/25/05	12/25/05	238,105,000	6.39	8.93
13	12/25/05	01/25/06	229,215,000	6.18	8.93
14	01/25/06	02/25/06	220,580,000	6.18	8.93
15	02/25/06	03/25/06	211,580,000	6.87	8.93
16	03/25/06	04/25/06	203,456,000	6.18	8.93
17	04/25/06	05/25/06	195,564,000	6.39	8.93
18	05/25/06	06/25/06	187,893,000	6.18	8.93
19	06/25/06	07/25/06	180,442,000	6.40	8.93
20	07/25/06	08/25/06	173,196,000	6.18	8.93
21	08/25/06	09/25/06	160,982,000	6.19	8.93
22	09/25/06	10/25/06	149,419,000	7.72	8.93
23	10/25/06	11/25/06	138,505,000	7.46	8.93
24	11/25/06	12/25/06	128,169,000	7.71	8.93
25	12/25/06	01/25/07	118,385,000	7.45	8.93
26	01/25/07	02/25/07	112,120,000	7.45	8.93
27	02/25/07	03/25/07	106,065,000	8.28	8.93
28	03/25/07	04/25/07	100,211,000	8.14	8.93
29	04/25/07	05/25/07	94,566,000	8.42	8.93
30	05/25/07	06/25/07	89,108,000	8.13	8.93
31	06/25/07	07/25/07	83,831,000	8.41	8.93
32	07/25/07	08/25/07	78,730,000	8.13	8.93
33	08/25/07	09/25/07	73,798,000	8.13	8.93
34	09/25/07	10/25/07	21,030,000	7.58	8.93
35	10/25/07	11/25/07	19,796,000	7.33	8.93
36	11/25/07	12/25/07	18,585,000	7.58	8.93
37	12/25/07	01/25/08	17,399,000	7.32	8.93
38	01/25/08	02/25/08	17,546,000	7.32	8.93

Group II Senior Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	12/21/05	01/25/05	306,506,000	5.33	8.96
2	01/25/05	02/25/05	303,011,000	6.05	8.96
3	02/25/05	03/25/05	298,737,000	6.73	8.96
4	03/25/05	04/25/05	293,686,000	6.05	8.96
5	04/25/05	05/25/05	287,869,000	6.26	8.96
6	05/25/05	06/25/05	281,300,000	6.06	8.96
7	06/25/05	07/25/05	274,002,000	6.27	8.96
8	07/25/05	08/25/05	265,998,000	6.06	8.96
9	08/25/05	09/25/05	257,322,000	6.06	8.96
10	09/25/05	10/25/05	248,081,000	6.28	8.96
11	10/25/05	11/25/05	239,100,000	6.07	8.96
12	11/25/05	12/25/05	230,374,000	6.28	8.96
13	12/25/05	01/25/06	221,895,000	6.07	8.96
14	01/25/06	02/25/06	213,655,000	6.08	8.96
15	02/25/06	03/25/06	205,649,000	6.76	8.96
16	03/25/06	04/25/06	197,869,000	6.08	8.96
17	04/25/06	05/25/06	190,308,000	6.30	8.96
18	05/25/06	06/25/06	182,632,000	6.08	8.96
19	06/25/06	07/25/06	175,503,000	6.30	8.96
20	07/25/06	08/25/06	168,291,000	6.09	8.96
21	08/25/06	09/25/06	156,790,000	6.11	8.96
22	09/25/06	10/25/06	145,893,000	7.49	8.96
23	10/25/06	11/25/06	135,588,000	7.24	8.96
24	11/25/06	12/25/06	125,823,000	7.50	8.96
25	12/25/06	01/25/07	116,730,000	7.24	8.96
26	01/25/07	02/25/07	110,721,000	7.24	8.96
27	02/25/07	03/25/07	104,909,000	8.06	8.96
28	03/25/07	04/25/07	99,288,000	7.80	8.96
29	04/25/07	05/25/07	93,860,000	8.07	8.96
30	05/25/07	06/25/07	88,611,000	7.79	8.96
31	06/25/07	07/25/07	83,533,000	8.06	8.96
32	07/25/07	08/25/07	78,621,000	7.79	8.96
33	08/25/07	09/25/07	73,869,000	7.85	8.96
34	09/25/07	10/25/07	30,810,000	7.14	8.96
35	10/25/07	11/25/07	28,991,000	6.90	8.96
36	11/25/07	12/25/07	27,215,000	7.15	8.96
37	12/25/07	1/25/08	25,483,000	6.91	8.96
38	01/25/08	2/25/08	25,620,000	6.92	8.96

Class M Interest Rate Cap Corridor Notional Schedule

Period	Accrual Start	Accrual End	Cap Notional Schedule ($)	Low Strike (%)	High Strike (%)
1	12/21/05	01/25/05	136,355,000	4.42	7.74
2	01/25/05	02/25/05	136,355,000	5.15	7.74
3	02/25/05	03/25/05	136,355,000	5.84	7.74
4	03/25/05	04/25/05	136,355,000	5.15	7.74
5	04/25/05	05/25/05	136,355,000	5.37	7.74
6	05/25/05	06/25/05	136,355,000	5.16	7.74
7	06/25/05	07/25/05	136,355,000	5.37	7.74
8	07/25/05	08/25/05	136,355,000	5.16	7.74
9	08/25/05	09/25/05	136,355,000	5.16	7.74
10	09/25/05	10/25/05	136,355,000	5.38	7.74
11	10/25/05	11/25/05	136,355,000	5.17	7.74
12	11/25/05	12/25/05	136,355,000	5.38	7.74
13	12/25/05	01/25/06	136,355,000	5.17	7.74
14	01/25/06	02/25/06	136,355,000	5.17	7.74
15	02/25/06	03/25/06	136,034,000	5.86	7.74
16	03/25/06	04/25/06	136,034,000	5.17	7.74
17	04/25/06	05/25/06	136,035,000	5.39	7.74
18	05/25/06	06/25/06	136,035,000	5.18	7.74
19	06/25/06	07/25/06	136,039,000	5.39	7.74
20	07/25/06	08/25/06	136,047,000	5.18	7.74
21	08/25/06	09/25/06	136,050,000	5.20	7.74
22	09/25/06	10/25/06	136,052,000	6.65	7.74
23	10/25/06	11/25/06	136,055,000	6.40	7.74
24	11/25/06	12/25/06	136,056,000	6.65	7.74
25	12/25/06	01/25/07	136,052,000	6.39	7.74
26	01/25/07	02/25/07	136,054,000	6.39	7.74
27	02/25/07	03/25/07	136,055,000	7.22	7.74
28	03/25/07	04/25/07	136,056,000	7.02	7.74
29	04/25/07	05/25/07	136,057,000	7.29	7.74
30	05/25/07	06/25/07	136,058,000	7.01	7.74
31	06/25/07	07/25/07	136,059,000	7.28	7.74
32	07/25/07	08/25/07	136,060,000	7.01	7.74
33	08/25/07	09/25/07	136,061,000	7.03	7.74
34	09/25/07	10/25/07	50,908,000	6.36	7.74
35	10/25/07	11/25/07	51,250,000	6.12	7.74
36	11/25/07	12/25/07	51,595,000	6.37	7.74
37	12/25/07	1/25/08	51,941,000	6.12	7.74
38	01/25/08	2/25/08	50,488,000	6.13	7.74

Breakeven Losses

Class	M1	M2	M3	M4	M5
Rating (S/M)	AA+ / Aa1	AA / Aa2	AA- / Aa3	A+ / A1	A / A2
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR)	26.42	21.16	18.26	15.69	13.50
Collateral Loss	19.49	16.80	15.14	13.55	12.08

Class	M6	M7	M8	M9	M10
Rating (S/M)	A- / A3	BBB+ / Baa1	BBB / Baa2	BBB- / Baa3	BBB- / NR
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
Default (CDR)	11.67	10.37	9.10	7.84	6.91
Collateral Loss	10.77	9.79	8.79	7.75	6.95

Assumptions:

Forward LIBOR
12 month Recovery lag
100% Servicer Advances
All triggers failing (both Trigger Event and Group I Sequential Trigger Event in effect)
Run to Maturity
Defaults are in addition to prepayments
Run at Pricing Speed
"Break" is lowest CDR that results in a writedown on the related class

Excess Spread

Period	% At Static LIBOR (1)(3)	% At Fwd LIBOR (2)(3)	1m LIBOR (%)	6m LIBOR (%)
1	3.34	3.34	2.39	2.76
2	3.72	3.54	2.56	2.88
3	4.00	3.63	2.79	2.96
4	3.71	3.25	2.84	3.05
5	3.80	3.38	2.82	3.15
6	3.71	3.02	3.07	3.22
7	3.80	3.10	3.10	3.29
8	3.70	3.02	3.06	3.35
9	3.70	2.75	3.32	3.44
10	3.79	2.81	3.38	3.52
11	3.69	2.83	3.24	3.58
12	3.78	2.71	3.48	3.66
13	3.68	2.55	3.50	3.73
14	3.67	2.47	3.57	3.79
15	3.96	2.67	3.79	3.86
16	3.66	2.32	3.72	3.89
17	3.75	2.43	3.74	3.93
18	3.65	2.16	3.86	3.98
19	3.74	2.31	3.85	3.99
20	3.64	2.02	4.00	4.01
21	3.64	2.04	3.97	4.01
22	4.85	3.43	3.95	4.05
23	4.73	3.18	4.05	4.07
24	4.82	3.45	3.92	4.07
25	4.70	3.21	3.99	4.10
26	4.69	3.19	4.00	4.12
27	4.98	3.47	4.19	4.14
28	4.83	3.71	4.06	4.17
29	4.92	3.88	4.04	4.21
30	4.80	3.61	4.13	4.22
31	4.89	3.79	4.10	4.25
32	4.78	3.59	4.12	4.28
33	4.78	3.40	4.33	4.31
34	4.91	4.09	4.33	4.35
35	4.79	4.15	4.08	4.38
36	4.88	4.07	4.31	4.41
37	4.76	3.92	4.28	4.44
38	4.76	3.86	4.31	4.49
39	5.02	4.05	4.53	4.50
40	4.83	3.87	4.52	4.54
41	4.95	4.30	4.26	4.54
42	4.86	3.91	4.50	4.59
43	4.97	3.99	4.59	4.62
44	4.87	4.04	4.37	4.63
45	4.88	3.70	4.71	4.68
46	4.98	4.12	4.57	4.71
47	4.88	3.96	4.56	4.74
48	4.99	4.02	4.67	4.78
49	4.89	3.87	4.63	4.79
50	4.89	3.84	4.66	4.81
51	5.18	4.16	4.88	4.84
52	4.88	3.85	4.73	4.86
53	4.98	3.91	4.85	4.89
54	4.88	3.87	4.69	4.89
55	4.98	3.95	4.78	4.93
56	4.88	3.75	4.81	4.95
57	4.90	3.55	5.03	4.97
58	5.09	4.11	4.87	5.00
59	4.99	3.95	4.85	5.02
60	5.10	4.02	4.96	5.06
61	5.00	3.89	4.91	5.05
62	5.00	3.87	4.93	5.07
63	5.30	4.22	5.15	5.09
64	5.01	3.90	4.99	5.11
65	5.11	3.98	5.10	5.13
66	5.02	3.96	4.93	5.12
67	5.12	4.05	5.02	5.16
68	5.03	3.86	5.03	5.17
69	5.03	3.64	5.26	5.19
70	5.14	4.06	5.09	5.20
71	5.05	3.90	5.06	5.22
72	5.15	3.99	5.16	5.26
73	5.06	3.86	5.11	5.25
74	5.06	3.84	5.12	5.26
75	5.36	4.20	5.35	5.27

(1) Assumes 1mLIBOR and 6mLIBOR stay at 2.39% and 2.67% respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee and the trustee fee), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC

Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Glenn McIntyre	212-713-3180
Obi Nwokorie	212-713-3270
Patrick Fitzsimonds	212-713-6271
Martin Priest	212-713-3153
Michael Boyle	212-713-4129
Verdi Contente	212-713-2713

Rating Agency Contacts

Standard & Poor's

Michael McCormick	212-438-1937

Moody's

Wen Zhang	212-553-7710